                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2001

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934 [NO FEE REQUIRED]

For the transition period from . . . . . . . . . . . to . . . . . . . . . . . .
Commission file number. . . . . . . . . . . . . . . . . . . . . . . . . . . . .

A.       Full Title of the Plan and the address of the Plan:

                           GENERAL CABLE SAVINGS PLAN

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

2. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                            GENERAL CABLE CORPORATION

                                4 Tesseneer Drive
                        Highland Heights, Kentucky 41076

                                   SIGNATURES

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    GENERAL CABLE SAVINGS PLAN

Date: June 27, 2002                 By:    /s/ Robert J. Siverd
                                           --------------------
                                    Name: Robert J. Siverd
                                    Title: Member, Retirement Plan Finance
                                           Committee

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statements No. 333-31869 and 333-51818 of General Cable Corporation on Forms S-8 of our report dated June 14, 2002, appearing in this Annual Report on Form 11-K of General Cable Savings Plan (formerly the BICCGeneral Savings Plan) for the year ended December 31, 2001.

Deloitte & Touche LLP
Cincinnati, Ohio
June 27, 2002

     GENERAL CABLE SAVINGS
     PLAN (FORMERLY THE BICCGENERAL
     SAVINGS PLAN)

     Financial Statements for the Years Ended
     December 31, 2001 and 2000 and Supplemental
     Schedule as of December 31, 2001 and
     Independent Auditors' Report

GENERAL CABLE SAVINGS PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                                                                  PAGE
INDEPENDENT AUDITORS' REPORT                                                                                       1

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for Benefits, December 31, 2001 and 2000                                      2

  Statements of Changes in Net Assets Available for Benefits for the
    Years Ended December 31, 2001 and 2000                                                                         3

  Notes to Financial Statements                                                                                    4

SUPPLEMENTAL SCHEDULE - Schedule of Assets Held for Investment Purposes
  (Schedule H, part IV, Line 4i of Form 5500), December 31, 2001                                                  10

SUPPLEMENTAL SCHEDULES OMITTED

Supplemental schedules not filed herewith for the plan year ending December 31, 2001 are omitted because of the absence of the conditions under which they are required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

INDEPENDENT AUDITORS' REPORT

General Cable Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the General Cable Savings Plan (formerly the BICCGeneral Savings Plan) ("the Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP
Cincinnati, Ohio

June 14, 2002

GENERAL CABLE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                             2001          2000
ASSETS:
  Investments:
    General Cable Corporation common stock (Notes 2,4)   $   578,026   $   284,719
    Mutual funds (Notes 2,4)                              29,769,975    35,077,422
    Common/collective trust funds (Notes 2,4)             14,100,850    11,760,590
    Loans to participants (Note 1)                         3,581,204     4,197,342
                                                         -----------   -----------
     Total investments                                    48,030,055    51,320,073

  Contributions receivable (Note 3)                          158,221       221,469
                                                         -----------   -----------

NET ASSETS AVAILABLE FOR BENEFITS                        $48,188,276   $51,541,542
                                                         ===========   ===========

See notes to financial statements

GENERAL CABLE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                 2001            2000
                                                             ------------    ------------
INCREASES:
  Contributions (Notes 1,3):
    Employee                                                 $  3,068,620    $  2,686,551
    Employer                                                    1,494,502         863,469
    Rollover                                                      569,426          56,414
                                                             ------------    ------------
           Total contributions                                  5,132,548       3,606,434
                                                             ------------    ------------
  Investment income (loss):
    Equity in net earnings of the General
      Cable Corporation Trust (Notes 1,2,4)                                       230,031
    Interest and dividend income                                1,477,711       2,090,778
    Net depreciation in fair value of investments (Note 4)     (4,980,461)     (5,252,154)
                                                             ------------    ------------
           Total investment loss                               (3,502,750)     (2,931,345)
                                                             ------------    ------------
       Total increases                                          1,629,798         675,089
                                                             ------------    ------------
DECREASES:
  Distributions to participants (Note 3)                        4,964,489       2,026,247
  Other distributions                                              18,575          21,592
                                                             ------------    ------------
           Total decreases                                      4,983,064       2,047,839
                                                             ------------    ------------
Transfer from other plan, net (Note 1)                                         47,096,774
                                                             ------------    ------------
INCREASE (DECREASE) IN NET ASSETS AVAILABLE
  FOR BENEFITS                                                 (3,353,266)     45,724,024

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                            51,541,542       5,817,518
                                                             ------------    ------------
  End of year                                                $ 48,188,276    $ 51,541,542
                                                             ============    ============

See notes to financial statements.

GENERAL CABLE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The following description of the General Cable Savings Plan, formerly the BICCGeneral Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL - The Plan is a defined contribution plan consisting primarily of the following components: the Employee Before-Tax Contribution Account which accumulates the participant's share of the trust funds attributable to participant before-tax contributions; the Employer Retirement Account which accumulates the participant's share of trust funds attributable to contributions required to be made by General Cable (the Company) under the terms of collective bargaining agreements; the Employer Matching Account which accumulates the participant's share of trust funds attributable to Company matching contributions under the terms of collective bargaining agreements and the Employee After-Tax Contribution Account which accumulates the participant's share of the trust funds attributable to after-tax participant contributions.

      Effective July 1, 2000, certain participants in the BICCGeneral Cable Industries, Inc. 401(k) Savings Plan were transferred into this Plan. In addition, certain participants in this Plan were transferred out to the General Cable Savings Plan for Hourly Associates, formerly the BICCGeneral Savings Plan for Hourly Associates.

      MFS Heritage Trust became the Trustee of the Plan effective July 1, 2000, replacing The Reliance Trust Company.

      The purpose of the Plan is to provide eligible employees with an opportunity to save on a regular basis and thereby accumulate capital for their retirement years. Contributions and earnings accumulate tax free until withdrawn from the Plan. The Plan is intended to comply with the provisions of Sections 401(a) and 401(k) of the Internal Revenue Code, and the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA").

      PARTICIPATION - Hourly employees of the Bonham, Texas plant, the Monticello, Illinois plant, the Manchester, New Hampshire plant, the Sanger, California plant, the Altoona, Pennsylvania plant, the Lincoln, Rhode Island plant, the Taunton, Massachusetts plant, the Duquoin, Illinois plant, the Indianapolis, Indiana plant, the Malvern, Arkansas plant, the Marion, Indiana plant, the Willimantic, Connecticut plant, and the Grapevine, Texas regional distribution center are eligible to participate in the Plan when eligible based upon the terms of applicable collective bargaining agreements. Participation in the Plan is voluntary. Separate participant accounts are maintained and participants can choose from several investment funds. The following plants were closed or sold during 2001: the Plano, Texas plant, the Cass City, Michigan plant, the Watkinsville, Georgia plant, the Kingman, Arizona plant, the Clearwater, Florida plant, and the Montoursville, Pennsylvania plant. Hourly employees of these plants were also eligible to contribute to the Plan, based on the terms of the applicable collective bargaining agreements, until the date of their respective plant closure or sale.

      The Plan also has a Loan Fund provision from which loans to participants are permitted at an interest rate equal to the prime rate plus 1%. The amount borrowed may not be less than $500 or exceed, as of the date of the loan, the lesser of one half the participant's vested amount in the Plan or $50,000, reduced by the excess of the highest outstanding balance of loans during the 1-year period ending on the day before the date on which the loan was made over the outstanding balance of loans from the Plan. The interest rate on loans outstanding at December 31, 2001 ranged from 5.75% to 11.5% and the loans mature from 2002 to 2011.

2.    SIGNIFICANT ACCOUNTING POLICIES

      The following are the significant accounting policies followed by the
      Plan:

      Investments are generally valued on the basis of the quoted market value.

      Security transactions are recorded on the trade date.

      Income from investments is recognized when earned.

      BASIS OF PRESENTATION - The accompanying financial statements have been prepared on the accrual basis of accounting.

      ADMINISTRATIVE EXPENSES - Trustee fees are paid by the Plan. All other administrative expenses are paid by the Company.

      USE OF ESTIMATES - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases or decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

      The Plan invests in various securities including mutual funds, common/collective trust funds, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

      RECLASSIFICATION - Certain items have been reclassified for the year ended December 31, 2000, in order to conform to classifications used for the year ended December 31, 2001.

3.    PARTICIPANTS' ACCOUNTS AND BENEFITS

      CONTRIBUTIONS - Employees who are eligible to participate in the Plan may make a before-tax contribution up to 15% of their compensation subject to an overall limitation. With respect to any participant who is employed at the Duquoin, Illinois; Indianapolis, Indiana; Malvern, Arkansas; Marion, Indiana and Willimantic, Connecticut facilities, the Company will contribute to the Employer Matching Account 50% of the each participant's first 6% of before-tax contributions. The Company's matching contributions were $712,160 and $417,869 for the years ended December 31, 2001 and 2000, respectively. In addition, the Company is required to make certain contributions under the terms of certain collective bargaining agreements. The Company's contributions were $ 782,342 and $445,600 for the years ended December 31, 2001 and 2000, respectively. Participants at the certain locations are also eligible to contribute on an after-tax basis.

      Before July 1, 2000, participants in the General Cable Corporation Savings Plan for Hourly Employees could make a before-tax contribution up to 13% of their compensation subject to an overall limit.

      ROLLOVERS - A participant may at any time, make a rollover contribution to the Plan if satisfactory evidence that the amount qualifies as a "Rollover Contribution," as defined in the Internal Revenue Code, is provided.

      VESTING - Participants shall be fully vested in their Employee Before-Tax Contribution Accounts and Employee After-Tax Contribution Accounts.

      The Employer's Retirement Accounts are vested based upon completed years of service (as defined by the Plan) as follows:

      For participants who were hired on or after July 1, 2000:

                                                                       VESTED
      COMPLETED YEARS OF SERVICE                                     PERCENTAGE

      Less than 3                                                          0%
      3 but less than 4                                                   20%
      4 but less than 5                                                   40%
      5 but less than 6                                                   60%
      6 but less than 7                                                   80%
      7 or more                                                          100%
      Attainment of age 55 with 5 years of service, death or disability  100%

      For participants who were hired after June 30, 1999 but on or before June 30, 2000 and who were participants in the BICC General Cable Industries, Inc. 401(k) Savings Plan:

                                                                       VESTED
      COMPLETED YEARS OF SERVICE                                     PERCENTAGE
      Less than 1                                                          0%
      1 but less than 2                                                   25%
      2 but less than 3                                                   50%
      3 but less than 4                                                   75%
      4 or more                                                          100%
      Attainment of Age 55 with 3 years of service, death or disability  100%

      Participants hired on or before June 30, 1999 and who were Participants in the BICC General Cable Industries, Inc. 401(k) Savings Plan are fully vested in their Employer Retirement Account.

      Except as set forth below, the Employer's Matching Accounts are vested based upon completed years of service (as defined by the Plan) as follows:

                                                                       VESTED
      COMPLETED YEARS OF SERVICE                                     PERCENTAGE

      Less than 1                                                         0%
      1 but less than 2                                                  25%
      2 but less than 3                                                  50%
      3 but less than 4                                                  75%
      4 or more                                                         100%
      Attainment of age 65 or age 55 with 5 years of service, death
       or disability                                                    100%

      Participants hired on or before June 30, 1999 and who were participants in the BICC General Cable Industries, Inc. 401(k) Savings Plan are fully vested in their Employer Matching Accounts.

      BENEFIT PAYMENTS - Upon retirement or other termination of employment, a participant's account balance less any amounts necessary to repay participant loans may be distributed to the participant, or in the case of death to a designated beneficiary, in a lump-sum distribution. Certain participants also may have the option to have their account balance be distributed in installment payments.

      Net assets available for benefits at December 31, 2001 and 2000, respectively include $2,993,099 and $529,843 of vested account balances attributable to terminated participants.

      WITHDRAWALS - Once the participant has attained the age of 59 1/2, all or part of their Employer Salary Reduction Contribution Account may be withdrawn without penalty. The full value of any rollover contributions may be transferred to another Internal Revenue Code (IRC) Qualified Plan before age 59 1/2 without penalty or can be paid to the participant prior to age 59 1/2 subject to applicable excise taxes.

      FORFEITURES - Upon a participant's termination from the Company, Company contributions that are not vested are used to reduce future Company contributions to the Plan.

4.    INVESTMENTS

      The Plan's investments were a part of a Master Trust during the first half of 2000. The Plan's investments in the Master Trust consisted of an interest in a commingled employee benefit trust administered by the Company's Retirement Plans Finance Committee with The Reliance Trust Company as trustee. The assets of the Company's two defined contribution plans were commingled for investment purposes; however, the trustee accounted for changes in net assets of the Master Trust for each plan.

      The Master Trust was presented at fair value based on the market value of the investments of the Master Trust. Market values were generally determined by the quoted closing price of the securities on the last business day of the period. Income from investments was recognized when earned. The cost of investments sold was determined by the average cost method.

      Changes in net assets of the Master Trust are:

                                            PERIOD ENDED
                                               JUNE 30,
      CHANGES IN NET ASSETS                     2000

      Deposits by participating plans       $  3,921,580
      Withdrawals by participating plans      (4,133,953)
      Interest and dividends                     635,616
      Increase from investment activities      2,665,325
      Transfer Out                           (82,445,447)
                                            ------------
      Total change in net assets            $(79,356,879)
                                            ============

      Equity in the net earnings of the Master Trust was allocated to participating plans and participants daily. The Plan's equity in net earnings of the Mater Trust was $230,031 for the six months ended June 30, 2000.

      As of July 1, 2000, thirteen investment options with varying degrees of risk and General Cable Corporation common stock are offered to Plan participants.

      The following table presents investments that represent five percent or more of the Plan's net assets.

                                                                                              DECEMBER 31,
                                                                                 -------------------------------------
                                                                                       2001                 2000
      MFS Fixed Fund - Class I                                                     $14,100,850          $11,208,162
      MFS Emerging Growth Fund - Class I                                             4,817,012            6,146,995
      MFS Massachusetts Investors Growth Stock Fund - Class I                        2,749,738            3,270,723
      MFS Value Fund - Class I                                                       8,789,195            9,265,670
      Franklin Small Mid Cap Growth Fund - Class A                                   3,341,258            4,461,628
      Vanguard Institutional Index Fund                                              5,651,066            6,388,259
      Participant Loans                                                              3,581,204            4,197,342

      For the year ended December 31, 2001 and the six months ended December 31, 2000, Plan investments (including investments bought, sold and held during the period) appreciated (depreciated) in value as follows:

                                                  2001           2000

      Mutual Funds                             $(5,453,639)   $(5,039,973)
      General Cable Corporation common stock       473,178       (212,181)
                                               -----------    -----------

      Total depreciation                       $(4,980,461)   $(5,252,154)
                                               ===========    ===========

5.    PLAN TERMINATION

      The Company expects to continue the Plan indefinitely, but reserves the right to terminate it by duly adopted written resolution of the Board of Directors of the Company. In the event of termination, the assets of the Plan credited to each participant's account become fully vested and non-forfeitable, and the plan assets will be allocated to provide benefits to participants as set forth in the Plan, or as otherwise required by law.

6.    TAX STATUS

      The Plan obtained a determination letter on October 24, 1994, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC and the Plan was qualified and the related trust was tax-exempt as of the financial statement date. Therefore, no provision for income taxes has been included in the Plan's financial statements.

                                     ******

GENERAL CABLE SAVINGS PLAN

SUPPLEMENTAL SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
(Schedule H, Part IV, Line 4i of Form 5500)
DECEMBER 31, 2001
--------------------------------------------------------------------------------

IDENTITY OF ISSUE/                                                    FAIR
DESCRIPTION OF INVESTMENT                                             VALUE

Common/Collective Trust Funds -
  MFS Fixed Fund - Class I                                          $14,100,850
                                                                    -----------
Mutual Funds:
  MFS Emerging Growth Fund - Class I                                $ 4,817,013
  MFS Massachusetts Investors Trust Fund -Class I                     1,316,601
  MFS Massachusetts Investors Growth Stock Fund - Class I             2,749,738
  MFS Strategic Income Fund -Class I                                    776,971
  MFS Value Fund - Class I                                            8,789,195
  American EuroPacific Growth Fund - Class A                            704,573
  Franklin Small Mid Cap Growth Fund - Class A                        3,341,258
  PIMCO Total Return Fund - Class A                                     770,609
  Vanguard Institutional Index Fund                                   5,651,066
  MFS Capital Oppurtunities Fund - Class I                              434,725
  MFS Research International Fund - Class I                             257,558
  MFS Mid Cap Growth Fund- Class I                                      160,668
                                                                    -----------
                                                                     29,769,975
                                                                    -----------
Common Stock -
General Cable Corporation                                               578,026
                                                                    -----------
Loans to Participants -
  Loans maturing through 2011 bearing interest rates ranging from
    5.75% to 11.5%                                                    3,581,204
                                                                    -----------

Total Investments                                                   $48,030,055
                                                                    ===========